Exhibit 4.8

(TRANSLATION)

Amendment to the credit agreement executed by and between Scotiabank Inverlat, S.A., a multiple banking institution, Scotiabank Inverlat Financial Group, hereinafter referred to as the "Lender", represented by Francisco Vazquez Fernandez, and Grupo Radio Centro, S.A. de C.V., hereinafter referred as the "Borrower", represented by Francisco de Jesus Aguirre Gomez, Carlos de Jesus Aguirre Gomez, Ana Maria Aguirre Gomez and Maria Adriana Aguirre Gomez, with Desarrollos Empresariales, S.A. de C.V. and Enlaces Trocales, S.A. de C.V., represented by Francisco de Jesus Aguirre Gomez, Carlos de Jesus Aguirre Gomez, Ana Maria Aguirre Gomez and Maria Adriana Aguirre Gomez, acting as Guarantors, according to the following antecedents, articles and clauses:

                                   ANTECEDENTS

1. On October 30, 2000, the parties executed a credit agreement up to the amount of USD$35,000,000.00 (thirty-five million U.S. dollars). In this agreement, Desarrollos Empresariales, S.A. de C.V. and Enlaces Trocales, S.A. de C.V. pledged their subsidiaries' shares as a guarantee, which were listed in Exhibit A of the agreement, to assure the obligations assumed by the Borrower in favor of the Lender therein. The credit agreement was authorized by Esther Garcia Alvarez, Federal District principal 4 public notary, hereinafter referred to as the "Credit Agreement" including its amendments up to the present document execution date.

2. On February 20, 2001, the parties executed a letter agreement to amend the Credit Agreement, described in Antecedent 1, where the Lender authorized the Borrower to enter into additional third-party indebtedness of up to USD$3,500,000 (three million five hundred thousand U.S. dollars) as an additional amount to the sum originally authorized under the Credit Agreement.

3. On April 17, 2001, the parties executed a letter agreement to amend the Credit Agreement in which they agreed that the applicable interest rate would be LIBOR plus three (3%) percent. They also agreed to change the payment dates of the loan, each payment for the amount of USD$3,900,000.00 (three million nine hundred thousand U.S. dollars) and the last payment dated October 31, 2005, for the amount of USD$3,800,000.00 (three million eight hundred thousand U.S. dollars).

4. On July 13, 2001, the Borrower requested from the Lender authorization to incur additional third-party indebtedness of up to USD$2,500,000.00 (two million five hundred thousand U.S. dollars) in addition to the original authorized amount under the Credit Agreement, in order to be able to liquidate the renewal of one of Grupo Radio Centro's stations' Operating Agreement.

5. On November 15, 2001, the Borrower notified the Lender that the former had initiated a corporate restructuring process, with the goal of improving the Company's organization, to centralize stock holdings, to make the administrative control more efficient, and to increase the share participation in Grupo Radio Centro. The mergers of Grupo Radio Centro's corporations are stated in the deeds, annexed to this agreement as Exhibit 1.

6. As a result of the mergers, the Borrower and the companies that form a part of Group Radio Centro are organized in the terms described in the
         Exhibit 2 of this Agreement.

7. In light of the foregoing, Desarrollos Empresariales S.A. appears as the surviving company of Mensajes Digitales S.A. de C.V. and Industrias Telecentro, S.A. de C.V. and also of Enlaces Trocales S.A. de C.V. that acquired Radiodiusion S.A. de C.V.'s (former guarantor) shares to execute a new pledge in order to guarantee the indebtedness stated in this agreement.



                                    ARTICLES

I. The Lender's representative declares that its company is a valid credit institution, incorporated according to the respective statute, and has been authorized to execute this agreement.

II.      The Borrower's representative declares that:

          a) Its company is a Mexican commercial corporation governed by its corporate bylaws, the Commercial Corporations General Law and other governing legal provisions.

          b)   The Borrower is the owner of the company's assets.

          c) Except for the legal proceeding initiated against the Borrower by Infored S.A. de C.V. in the International Chamber of Commerce, Mexico Section, the ordinary proceedings initiated by Desarrollos Empresariales S.A. de C.V., and four other individuals against Mr. Jose Elias Gutierrez Vivo and Mrs. Maria Ivonne Gutierrez Vivo and the payment requirement filed by Infored S.A. de C.V., all the foregoing at the Ordinary Courts of the City, nothing else adversely affects the financial situation, operations, assets or legal existence in detriment of the legality, validity and enforceability of the present agreement, and that it has no official knowledge of any other legal proceedings initiated against the Borrower that may adversely affect its financial situation, operations, assets or legal existence in detriment of the legality, validity and enforceability of the present agreement.

          d) The financial and accounting information filed with the Lender for the purpose of this loan, accurately and faithfully reflects the Borrower's principal financial situation, and therefore it has not violated article 112 of the Credit Institutions Law, which has been previously explained to the Borrower.

          e)   In order to comply with the general dispositions referred in article 115 of the Credit Institutions Law enacted by the Finance Ministry and published in Mexico's Official Gazette on March 10, 1997, and its amendments, and in compliance with the Second disposition, the Borrower has shown the Lender copies of the following documents:

               1.   Taxpayer Federal Register and Tax Identification Number.
               2. Proof of the Borrower's Articles of Incorporation duly registered with their corresponding amendments when applicable, as well as the power of attorney.
               3. Documents proving its legal address (telephone bill, electricity bill, etc.).
               4.   Copy of its legal representative's official identification.

          f) The Borrower, through its executives in specialized areas, has analyzed the operations that take place in the International Financial Markets and therefore knows about the London Interbank Offered Rate interest rate fluctuations and the mechanism to determine the cost of obtaining dollar funds. Since the dollar is not legal currency of Mexico, the Lender obtains these funds from abroad and their cost is determined by foreign banks, and therefore, the Lender has no control over possible rate fluctuations.

          g) It is the Borrower's will to appear at the execution of the present agreement and to amend the Credit Agreement described in Antecedent 1 above.

          h) At the execution date of this agreement, and pursuant to the credit described in Antecedent 1, the Borrower recognizes its obligation and commits itself to pay to the Lender the amount of USD$23,300,000.00 (twenty-three million three hundred thousand U.S. dollars).

          i) The Lender has requested of the Borrower a 100% (one hundred percent) conversion of the amount owed into its peso equivalent, the Borrower's national currency.

          j) On August 15, 2002, the Borrower paid the Lender a USD$10,000.00 (ten thousand U.S. dollars) tax-free commission because of the default in the financial-ratio obligations.

III. The Guarantors' representatives declare that:

          a) Their companies are Mexican commercial corporations governed by their corporate bylaws, the Commercial Corporations General Law and other governing legal provisions.

          b) They are the full and legitimate owners of the stock delivered as collateral, and that the shares have been completely subscribed and paid for.

          c) Except for the legal proceeding initiated against them by Infored S.A. de C.V. and Jose Elias Gutierrez Vivo, initiated at the International Chamber of Commerce, Mexico Section, the ordinary proceedings initiated by Desarrollos Empresariales S.A. de C.V., and four other individuals against Mr. Jose Elias Gutierrez Vivo and Mrs. Maria Ivonne Gutierrez Vivo and the payment requirement filed by Infored S.A. de C.V., all the foregoing at the Ordinary Courts of this City, nothing else adversely affects the financial situation, operations, assets or legal existence in detriment to the legality, validity and enforceability of the present agreement, and that they have no official knowledge of any other legal proceedings initiated against the Borrower that may adversely affect its financial situation, operations, assets or legal existence in detriment of the legality, validity and enforceability of the present agreement.

          d) The financial and accounting information presented by them to the Borrower and filed with the Lender for the purpose of this loan, accurately and faithfully reflects their financial situation, therefore they have not violated article 112 of the Credit Institutions Law, which has been previously explained to them.

          e) To comply with the general dispositions referred in article 115 of the Credit Institutions Law enacted by the Finance Ministry and published in Mexico's Official Gazette on March 10, 1997, and its amendments, and in compliance with the Second disposition, the Guarantors have presented the Lender with copies of the following documents:

               1.   Taxpayer Federal Register and Tax Identification Number.
               2. Proof of the Borrower's Articles of Incorporation duly registered with their corresponding amendments when applicable, as well as the power of attorney.
               3. Documents proving its legal address (telephone bill, electricity bill, etc.).
               4.   Copy of its legal representatives' official identification.

IV. The representatives of the Lender, Borrower and Guarantors declare that in virtue of the mergers and the corporate restructuring of Grupo Radio Centro, S.A. de C.V. referred to in Antecedents 6 and 7 of this agreement, Desarrollos Empresariales S.A. de C.V., as the surviving company of Mensajes Digitales S.A. de C.V., Industrias Telecentro S.A. de C.V. and Enlases Troncales S.A. de C.V. and purchaser of Radiodifusion Red S.A. de C.V.'s shares (former guarantor), establish a new pledge guarantee in the Lender's favor, considering that its shares, have been canceled as a consequence of the merger and the corporate restructure.

In light of the foregoing, the parties agree to the following:

                                    CLAUSES:

FIRST: The Borrower recognizes it owes and shall pay to the Lender the amount of USD$23,000,000.00 (twenty-three million U.S. dollars).

The parties agree to convert to pesos 100% (one hundred percent) of the recognized owed amount, at the sale exchange rate in effect on the execution date of this agreement at the Lender's comptroller's office.

Hence, the Borrower recognizes it owes and shall pay to the Lender the following peso amount: $238,242,500.00 (two hundred and thirty-eight million two hundred and forty-two thousand and five hundred pesos and 00/100).

The previously mentioned sum does not include interests, costs and miscellaneous expenses that the Borrower must cover.

SECOND: The Borrower shall pay the amount recognized in the preceding clause, according to the following:

Recognized amount: $238,242,500.00 (two hundred and thirty-eight million two hundred and forty-two thousand and five hundred pesos and 00/100).


  PAYMENT DATES                   AMOUNT
-------------------------------------------------
  April 30, 2003              $39,710,000.00
-------------------------------------------------
 October 31, 2003             $39,710,000.00
-------------------------------------------------
  April 30, 2004              $39,710,000.00
-------------------------------------------------
 October 31, 2004             $39,710,000.00
-------------------------------------------------
  April 30, 2005              $39,710,000.00
-------------------------------------------------
 October 31, 2005             $39,692,500.00
-------------------------------------------------
      TOTAL                   $238,242,500.00
-------------------------------------------------


Likewise, the Borrower shall pay to the Lender a USD$2,000 (two thousand U.S. dollars) commission regarding the Credit Agreement amendment referred to in the first clause of this agreement, that shall be paid precisely on the execution date.

THIRD: The Borrower shall pay to the Lender the ordinary interest due on a quarterly basis. To such effect, the parties agree that the applicable interest rate for the peso-recognized amount will be determined taking into consideration the financial ratio of the total liabilities to earnings before interest, tax, depreciation and amortization (total liabilities/EBITDA).

As a result of the foregoing, the parties agree to the following:

For the peso-recognized amount, the Borrower shall pay interest for the unpaid balance, according to the following:



                   Financial Indicator                   Ordinary Applicable Interest Rate
                  Total Passive/EBITDA
-------------------------------------------------------------------------------------------------
More than or equal to 5.20                             T.I.I.E. plus 3.25 percentage points
-------------------------------------------------------------------------------------------------
More than 4.5 and less than 5.20                       T.I.I.E. plus 3.00 percentage point
-------------------------------------------------------------------------------------------------
More than 3.50 and less than or equal to 4.50          T.I.I.E. plus 2.75 percentage points
-------------------------------------------------------------------------------------------------
More than 3.00 and less than or equal to 3.50          T.I.I.E. plus 2.50 percentage points
-------------------------------------------------------------------------------------------------
Less than or equal to 3.00                             T.I.I.E. plus 2.00 percentage points
-------------------------------------------------------------------------------------------------

If the T.I.I.E. rate ceases to exist, or if at the time of calculating the ordinary interest rate according to the foregoing table, its quotations are unknown, the interest rate of the Treasury Certificates (CETES) shall be taken as a substitute interest rate, and according to the foregoing table, the correspondent percentage points shall be added.

If the T.I.I.E. and the CETES rates cease to exist, or if at the time of calculating the ordinary interest rate, their quotations are unknown, the C.C.P. interest rate (tasa de Captacion a Plazo de Pasivos) shall be taken as a substitute interest rate, and according to the preceding table, the correspondent percentage points plus three more percentage points shall be added, resulting in the substitute interest rate.

The agreed rates, and, in their case, the substitute ones, will be applied to the effectively elapsed days for each interest rate computation period.

Definitions:

T.I.I.E means the twenty-eight day Interbank Equilibrium Interest Rate that is published daily by the Bank of Mexico through Mexico's Official Gazette on the first day of each interest rate determination period, and for calculation purposes, the twenty-eight day T.I.I.E. will be equivalent to a thirty-day period. If this rate is not published, the rate published on the immediately preceding day will be used as a reference rate, successively until day number twenty-two of such interest rate calculation period.

CETES means the twenty-eight day interest rate of the Federation's Treasury Certificates that is published by the Bank of Mexico through Mexico's Official Gazette on the closest date to or before the starting date of each interest rate calculation period.

C.C.P. interest rate (tasa de Captacion a Plazo de Pasivos) means the thirty-day peso-denominated cost to obtain debt, estimated by the Bank of Mexico as representative of the combined Multiple Banking Institutions, published through Mexico's Official Gazette on the closest date to or before the starting date of each interest rate calculation period.

According to the foregoing, the applicable interest will be determined by the Lender taking as a base the quarterly financial information delivered by the Borrower. Consequently, the interest rate will be applied in the following quarter as of the date on which the information was delivered.

If the Borrower defaults in any of the agreed payment dates or on any other of its obligations, the Lender will apply a default interest equal to multiplying by 2 (two) the ordinary applicable interest rate pursuant to this clause, so long as the default continues.

The default interest rate will be applied over any outstanding recognized amount not timely paid by the Borrower except for interest, and over any other amount of any other of the Borrower's obligation except for principal and interest if they are not fulfilled pursuant to the terms of this agreement.

FOURTH: To document the obligations assumed by the Borrower in this present agreement, the Borrower will execute notes to the Lender's order, whose maturity dates will not be later than the termination date of this agreement, and will comply with the requirements and conditions referred to under the Credit Operations and Securities Law.

FIFTH: The parties agree to amend paragraph (e) in the fifth clause of the Credit Agreement to read as follow:

e) To comply through the validity of the Credit Agreement with the following financial ratios:

- A maximum total liabilities/principal of 0.65 to 1.0 (zero point sixty-five to one).

- A maximum total liabilities/EBITDA (operating income before deducting depreciation and amortization) according to the following:

For the September and December 2002 quarters, a 5.20 maximum (five point twenty). For the March 2002 quarter, a 5.00 maximum (five point zero zero). For the June 2003 quarter, a 4.50 maximum (four point five). For the September and December 2003 quarters, a 4.00 maximum (four point zero zero). As of 2004, a
3.00 maximum (three point zero zero).

These financial ratios will be calculated taking into account the last twelve months.

- A $75,000,000.00 minimum tangible capital (seventy million pesos) for year 2002. For the following years, the minimum tangible capital will be the preceding minimum tangible capital plus 30% (thirty percent) of that year's net revenue. Tangible capital means accountable capital less Deferred Taxes, warranty deposits, advanced payments, investment in subsidiaries, receivables with affiliates and subsidiaries, deferred charges and intangible assets.

- Debt coverage from September to December 2002 of 1.15 (one point fifteen); from March to June 2003 of 1.30 (one point thirty), from September 2003 on of
1.50 (one point fifty). Debt Coverage means Income before Interest, Taxes, Depreciation and Amortization, over the sum of outstanding long-term bank debt plus Financing Costs.

SIXTH: The parties agree to amend the fifteenth clause of the Credit Agreement, to add another two paragraphs to the obligations stated in I, in the following terms:

g) To pay any dividends only if the Borrower is in compliance with the principal and interest payments obligations as well as the financial covenants referred in the preceding fifth clause and the one established in the Credit Agreement during three consecutive quarters, to the Lender's satisfaction, and with the Lender's previous written authorization.

h) To deliver monthly to the Lender a letter signed by the Borrower's financial director certifying that the Borrower is in compliance with the financial covenants referred to in the fifth clause above, and the ones stated under the Credit Agreement.

Likewise, the parties agree to amend the fifteenth clause of the Credit Agreement to modify paragraphs (a), (c) and (d) of the obligations stated in II and to add another paragraph to read as follows:

         a) To incur additional indebtedness over a five million U.S. dollars or its peso equivalent, without the Lender's previous written consent, and only if the Borrower is in compliance with the financial covenants.

         c) To grant personal or real warranties to third-parties, in the understanding that such a negative covenant is also applicable to the Borrower's present and future subsidiaries.

         d) To conduct operations with it subsidiaries and affiliates except for the ones required in the normal course of business and not to pay administration commissions and acquire intercompany obligations, and not to grant loans to the Borrower's employees and officers.

         e) To cease payment on our loan pending the results of the legal proceeding initiated against them by Infored S.A. de C.V. and Jose Elias Gutierrez Vivo at the International Chamber of Commerce, Mexico Section, or pending the results of the payment requirement filed by Infored S.A. de C.V., at the Civil Courts of this city. Hence, and without taking into consideration the aforementioned controversies, the Borrower shall pay the loan amount in the terms agreed to under this agreement.

SEVENTH: The parties agree to modify the sixteenth clause of the Credit Agreement by adding the following paragraph:

k) If the Borrower fails to comply with any of its obligations to any of its creditors, and as a result of such failure, the Borrower's financial statements are materially and adversely affected.

EIGHTH: As a result of the mergers and the corporate restructuring undertaken by the group of corporations to which the Borrower belongs, the Borrower and the Guarantors agree to terminate the pledge warranty executed under this agreement, and consequently, to execute a new pledge warranty over the subsidiaries' share according to the following terms:

Without prejudice to the Borrower's obligation to respond with all its present or future assets to its obligations under this agreement of interest payment and any other obligations that may be derived thereon, to any statute or judicial decision and to cost and judicial expenses if applicable, the Borrower, Desarrollos Empresariales S.A. de C.V. and Enlaces Troncales S.A. de C.V., grant, in this act and pursuant to article 334 of the General Law of Operations and Credit Titles, a pledge over the stock of its subsidiaries listed in Exhibit 2 of this agreement.

For the pledge execution, each of the companies previously named shall deliver to the Lender the correspondent endorsed stock titles, therefore, they have obliged themselves to note in the stock register of each issuing company that the shares have been pledge in the Lender's favor.

Likewise, the parties agree that the Borrower and the Guarantors keep ownership of the titles pledged, including the right to vote said shares in shareholders' meeting, and the right to receive dividends declared on them, provided that the Borrower duly complies with its payment obligations, with the financial ratios established in the fifth clause with the obligations pursuant subparagraph (g) of the sixth clause herein. The Lender shall provide the Borrower and the Guarantors with the documents requested in order to put this stipulation into effect, provided that such documentation is requested five days in advance of the date set for the corresponding meeting where this matter is attached to the agenda, reserving to the Lender the right to attend such meetings. If the Borrower fails to comply with any of its payment obligations and/or with the financial ratios established in the fifth clause herein, the Borrower and the Guarantors will give their consent for the Lender to execute the voting rights of the pledged shares.

The warranties executed herein will be in effect until there is no outstanding balance, principal or interest. Likewise, the parties agree that, in its case, they may agree into a guarantee reduction according to a reduction in the amount of the loan.

The Borrower and the Guarantors agree to pledge in the Lender's benefit, the shares of any of its present or future subsidiaries with respect to the tenth clause herein.

Likewise, the Lender shall return to the Borrower the titles that it keeps as guarantee pursuant to the tenth clause of the Credit Agreement.

NINTH: At such time, the Lender ratifies, for the Borrower's benefit, that on July 13, 2001, the Lender authorized the Borrower, in that single occasion, to incur additional indebtedness for up to US$2,500.000.00 (Two million five hundred thousand U.S. dollars) to the original amount stated in the Credit Agreement. Such authorization does not imply an amendment of paragraph (a) in the fifteenth clause of the previous agreement.

TENTH: The execution of this agreement does not substitute the Credit Agreement and its amendments. All of its terms, conditions and obligations remain in full force and effect, but for the amendments contained herein.

ELEVENTH: Pursuant to article 68 of the Law of Credit Institutions, this agreement together with the certified account by the Lender's accountant will be considered duly executed.

TWELFTH: If during the duration of this agreement, the corresponding authorities enact general legal dispositions, applicable to this kind of agreement, pursuant to which there is an increase in the costs of the credit, the Lender will notify the Borrower in writing of such event so that during the next thirty days following such notification, the parties negotiate how to pay such additional costs under paragraph 4 M.21.2 of Banco de Mexico's 2019/95 circular which states: "With regards to loans whose cost to the lending institution depends in part on commissions that will be provided by a third-party, and which were not recognized by the lender at the time of the loan, or which could be modified by a third-party in the future, the lending institution may converse with its borrowers about the possibility of recuperating such commissions".

THIRTEENTH: The Borrower shall promptly notify the Lender of any possible default in the case the Borrower knows in advance that it would not be able to comply on time with any of it obligations. If such is the case, the Borrower shall request an extension to comply with them. In such request the Borrower shall mention the causes of such defaults, the time and the measures that it will take to remedy the matter, with the understanding that the Lender retains the right to grant or not grant such a waiver.

If the Lender knows of any default on the Borrower's obligation, the Lender will notify the Borrower, with the goal that the Borrower inform the Lender of the causes of such defaults, the measures and the time that the Lender will take to remedy the matter.

In both cases the Borrower shall authorize the Lender to charge a USD$18,000.00 (Eighteen thousand U.S. dollars) commission.

Notwithstanding the above, the Lender shall keep its right to accelerate the present agreement in case of default.

FOURTEENTH: The duties, fees and other expenses resulting from the execution of this agreement, as well as fees for the public notary regarding the registration in the corresponding Public Commerce and Property Register and its cancellation, in due time, shall be payable by the Borrower, who shall pay them at the execution of this agreement.

FIFTEENTH: For everything related to the interpretation, performance and execution of this agreement, the parties shall be subject to the jurisdiction of the courts of Mexico City, expressly waiving jurisdiction privileges of any other domicile they have or may come to have.

     Signed in triplicate, in Ciudad de Mexico, Distrito Federal, on 10th day of December 2002.

                                     Lender
                            SCOTIABANK INVERLAT, S.A.
                          INSTITUCION DE BANCA MULTIPLE
                      GRUPO FINANCIERO SCOTIABANK INVERLAT



                      /s/ Lic. Francisco Vazquez Fernandez
                     --------------------------------------


                                    Borrower
                        GRUPO RADIO CENTRO, S.A. DE C.V.



 /s/ Sr. Francisco de Jesus Aguirre Gomez   /s/ Sra. Ana Maria Aguirre Gomez
-----------------------------------------   ----------------------------------


/s/ Sr. Carlos de Jesus Aguirre Gomez      /s/ Sra. Maria Adriana Aguirre Gomez
-------------------------------------      ----------------------------------


                                   Guarantors
                    DESARROLLOS EMPRESARIALES, S.A. DE C.V. AND
                         ENLACES TRONCALES, S.A. DE C.V.



/s/ Sr. Francisco de Jesus Aguirre Gomez  /s/ Sra. Ana Maria Aguirre Gomez
----------------------------------------  --------------------------------


/s/ Sr. Carlos de Jesus Aguirre Gomez     /s/ Sra. Maria Adriana Aguirre Gomez
-------------------------------------     ------------------------------------